SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549


SCHEDULE 13G
Under the Securities Exchange Act of 1934

Amendment #1

Name of
Issuer:  AMERICAN EXPLORATION CO.
         ____________________________________________________________________

Title of Class
of Securities:  Common Stock

CUSIP Number:   025762105


 1)  NAME OF I.R.S. IDENTIFICATION NO. OF REPORTING PERSON

     The Prudential Insurance Company of America    22-1211670

 2)  MEMBER OF A GROUP:  (a)  N/A
                         (b)  N/A

 3)  SEC USE ONLY:




 4)  PLACE OF ORGANIZATION:  A mutual insurance company organized under the laws of the State of New Jersey

NUMBERS OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH:

 5)  Sole Voting Power:          2,000,000    See Exhibit A
 6)  Shared Voting Power:            1,000    See Exhibit A
 7)  Sole Dispositive Power:     2,000,000    See Exhibit A
 8)  Shared Dispositive Power:       1,000    See Exhibit A

 9)  AGGREGATE AMOUNT BENEFICIALLY OWNED:  4,131,178 See Exhibit A

10)  AGGREGATE AMOUNT IN ROW (9) EXCLUDES SHARES:  N/A

11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):  5.8See Exhibit A

12)  TYPE OF REPORTING PERSON:  BD, IC, IA

ITEM 1(a).  NAME OF ISSUER:

            AMERICAN EXPLORATION CO.

ITEM 1(b).  ADDRESS OF ISSUER'S EXECUTIVE OFFICES:

            1331 Lamar Street
            Suite 900
            Houston, Texas  77010-3088

ITEM 2(a).  NAME OF PERSON FILING:

            The Prudential Insurance Company of America

ITEM 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE:

            Prudential Plaza
            Newark, New Jersey  07102-3777

ITEM 2(c).  CITIZENSHIP:

            A mutual insurance company organized under the laws of the State of New Jersey

ITEM 2(d).  TITLE OF CLASS SECURITIES:

            Common Stock

ITEM 2(e).  CUSIP NUMBER:

            025762105

ITEM 3. The Person filing this statement is an Insurance Company as defined in Section 3(a)(19) of the Securities Exchange Act of 1934, a Broker-Dealer registered under Section 15 of that Act and an Investment Adviser registered under
            Section 203 of the Investment Advisers Act of 1940.

ITEM 4.     OWNERSHIP:

            (a) Number of Shares
                Benefically Owned:           4,131,178  See Exhibit A

            (b) Percent of Class:    5.8   See Exhibit A

                                                   Number
            (c) Powers                          Of Shares
                ---------------------           ---------
                Sole power to vote or           2,000,000   See Exhibit A
                to direct the vote

                Shared power to vote or             1,000   See Exhibit A
                to direct the vote

                Sole power to dispose or        2,000,000   See Exhibit A
                to direct disposition

                Shared power to dispose             1,000   See Exhibit A
                or to direct disposition


ITEM 5.     OWNERSHIP OF 5% OR LESS OF A CLASS:

            Not Applicable

ITEM 6.     OWNERSHIP OF MORE THAN 5% ON BEHALF OF ANOTHER PERSON:

            Not Applicable

ITEM 7.     IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
            WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE
            ULTIMATE PARENT COMPANY:

            Not Applicable

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

            Not Applicable

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP:

            Not Applicable

ITEM 10.    CERTIFICATION:

            By signing below, The Prudential Insurance Company of America certifies that, to the best of its knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were note acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

            The filing of this statement should not be construed as an admission that Prudential is or was for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any registered equity securities of the issuer.



                                   SIGNATURE

                 After reasonable inquiry and to the best of its knowledge and belief, The Prudential Insurance Company of America certifies that the information set forth in this statement is true, complete and correct.


             THE PRUDENTIAL INSURANCE COMPANY OF AMERICA

             By:  Mary L. Cavanaugh
                  Vice President & Investment Counsel

             Date:   January 31, 1994

             As of:  December 31, 1993


                                   Exhibit A
                                   ---------

ITEM 4.     OWNERSHIP
            ---------
            The Prudential Insurance Company of America ("Prudential") presently holds 4,130,178 shares of Issuer's common stock. This number includes warrants to purchase 2,130,178 shares. These securities are held for the benefit of Prudential's general account.

            In addition, Prudential may have direct or indirect voting and/or investment discretion over 1,000 shares which are held for the benefit of its clients by its externally managed accounts. Prudential is reporting the combined holdings of these entities for the purpose of administrative convenience.

            These shares were acquired in the ordinary course of business, and not with the purpose or effect of changing or influencing control of the Issuer. The filing of this statement should not be construed as an admission that Prudential is, for the purposes of Sections 13 or 16 of the Securities Exchange Act of 1934, the beneficial owner of these shares.